SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                 Phosphate Resource Partners Limited Partnership
                                 (Name of Issuer)

                                Depositary Units
                          (Title of Class of Securities)

                                    719217101
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 18,608,300, which constitutes approximately 18.0% of the total number of Depositary Units outstanding. All ownership percentages set forth herein assume that there are 103,465,778 Depositary Units outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 16,223,200 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 16,223,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,223,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  15.7%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  91,100 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: 16,812,000 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  91,100 (1)
Person
With
               10.  Shared Dispositive Power: 16,812,000 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,903,100 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  16.3%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as Custodian with respect to 4,000 Depositary Units held by each of Mr. Bruce's children, Roberta W. Bruce and Caroline B. Bruce.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 16,223,200 Depositary Units, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation, with respect to 588,800 Depositary Units.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 16,223,200 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 16,223,200 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,223,200 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  15.7%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 16,812,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 16,812,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,812,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 16.2%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 16,223,200 Depositary Units, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 588,800 Depositary Units.

1.   Name of Reporting Person:

     Susan C. Bruce

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  9,000
Number of
Units
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  9,000
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 588,800 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 588,800 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     588,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: CO

------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over Depositary Units owned by The Anne T. and Robert
     M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 588,800 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 588,800 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     588,800 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,696,200 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,696,200(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,696,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  1.6%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole Director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,696,200 (1)
Number of
Units
Beneficially   8.   Shared Voting Power:  588,800 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,696,200 (1)
Person
With
               10.  Shared Dispositive Power:  588,800 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,285,000 (3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 2.2%


14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole Director of Keystone, Inc.
(2)   Solely  in  his capacity as a director of The Anne T. and Robert  M.
     Bass Foundation.
(3) Solely in his capacity as President and sole Director of Keystone, Inc. with respect to 1,696,200 Units, and solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 588,800 Units.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 17, 1998, as amended by Amendment No. 1 dated September 15, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated November 3, 1998, as amended by Amendment No. 4 dated December 9, 1998, as amended by Amendment No. 5 dated January 14, 1999, as amended by Amendment No. 6 dated February 8, 1999, as amended by Amendment No. 7 dated March 8, 1999, as amended by Amendment No. 8 dated April 8, 1999 and as amended by Amendment No. 9 dated May 12, 1999 (the "Schedule 13D"), relating to the Depositary Units (the "Units"), of Phosphate Resource Partners Limited Partnership. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)    $149,080,785.46

     R. Bruce        Personal Funds        $    616,881.75(2)

     Algenpar        Not Applicable        Not Applicable

     Crandall        Not Applicable        Not Applicable

     S. Bruce        Personal Funds        $     59,499.00

     Foundation      Working Capital(1)    $  3,680,663.50

     A. Bass         Not Applicable        Not Applicable

     Keystone        Working Capital(1)    $ 13,324,354.20

     R. Bass         Not Applicable        Not Applicable

     (1)   As  used herein, the term "Working Capital" includes income from  the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Units.

     (2) Includes funds expended for the purchase of 4,000 Units each for Mr. Bruce's children, Roberta W. Bruce and Caroline B. Bruce.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     ALPINE

     The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 16,223,200, which constitutes approximately 15.7% of the outstanding Units.

     R. BRUCE

     Because of his positions as (i) one of two general partners of Alpine,  and
(ii) principal of Bruce Management (which has shared investment discretion over the Units owned by the Foundation), and because of his individual ownership of 83,100 Units, and because of his role as Custodian of 4,000 Units for each of his children, Roberta W. Bruce and Caroline B. Bruce, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 16,903,100 Units, which constitutes approximately 16.3% of the outstanding Units.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,223,200 Units, which constitutes approximately 15.7% of the outstanding Units.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,812,000 Units, which constitutes approximately 16.2% of the outstanding Units.

     S. BRUCE

     Pursuant to Rule 13d-3 of the Act, S. Bruce may be deemed to be the beneficial owner of 9,000 Units, which constitutes <0.1% of the outstanding Units.

     FOUNDATION

     The aggregate number of Units that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 588,800, which constitutes approximately 0.6% of the outstanding Units.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 588,800 Units, which constitutes approximately 0.6% of the outstanding Units.

     KEYSTONE

     The aggregate number of Units that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,696,200, which constitutes approximately 1.6% of the outstanding Units.

     R. BASS

     Because of his positions as sole director of Keystone and a director of the Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,285,000 Units, which constitutes approximately 2.2% of the outstanding Units.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,223,200 Units.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,223,200 Units. As principal of Bruce Management (which exercises shared investment discretion over the Units owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units. In addition, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 83,100 Units. Also, as the Custodian of 4,000 Units held by each of his children, Roberta W. Bruce and Caroline B. Bruce, R. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,000 Units.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,223,200 Units.

     CRANDALL

     As  the  President and sole stockholder of Algenpar, which is  one  of  two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 16,223,200 Units. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     S. BRUCE

     S. Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 Units.

     FOUNDATION

     Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the Units owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,696,200 Units.

     R. BASS

     As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,696,200 Units. As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 588,800 Units.

     (c) Since the last 13D filing, Alpine has purchased Units in open market transactions on the New York Stock Exchange as follows:


                       NO. OF UNITS     PRICE PER
            DATE         PURCHASED       UNIT

          05/17/99        62,100        $11.85
          05/18/99        32,000         11.97
          05/19/99         7,200         11.99
          05/21/99        21,800         11.30
          05/24/99        73,800         11.51
          05/25/99        10,000         11.89
          05/25/99        56,000         11.69
          05/26/99        24,000         11.92
          05/26/99         9,000         12.05
          05/27/99         7,300         11.70
          05/27/99        22,000         11.88
          05/28/99           900         11.67
          06/01/99         7,200         11.59
          06/02/99        10,600         11.55
          06/03/99        26,400         11.46
          06/03/99         7,200         11.54
          06/04/99        14,000         11.42
          06/04/99         7,000         11.53
          06/07/99         8,000         11.42
          06/09/99        32,100         10.91
          06/10/99        16,000         11.13
          06/11/99        26,300         10.94
          06/14/99        25,400         10.83
          06/15/99        41,500         10.86
          06/16/99        23,500         10.87
          06/17/99        21,700         10.80
          06/18/99        17,000         10.92
          06/21/99        21,400         10.88
          06/22/99         5,300         10.96
          06/23/99         7,800         10.83
          06/23/99        32,800         10.85
          06/24/99        32,000         10.88
          06/25/99        10,500         10.93
          06/28/99        14,000         10.92
          06/29/99       120,000         10.70
          06/30/99        16,000         10.62
          07/01/99         5,200         10.80
          07/02/99        44,500         10.71
          07/06/99        44,700         10.54
          07/07/99        16,500         10.48
          07/07/99        18,000         10.39
          07/08/99       118,000         10.31
          07/09/99        75,900         10.23


     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units since the last filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  99.1  --  Agreement  pursuant  to  Rule  13d-1(k)(1)(iii),   filed
herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: July 9, 1999

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President

                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                                  /s/ Susan C. Bruce
                                  SUSAN C. BRUCE

                                  KEYSTONE, INC.

                                  By:  /s/ W.R. Cotham
                                        W.R. Cotham,
                                        Vice President

                                 /s/ W.R. Cotham
                                 W.R. Cotham,

                                 Attorney-in-Fact for:

                                 THE ANNE T. AND ROBERT M.
                                   BASS FOUNDATION (1)
                                 ANNE T. BASS (2)
                                 ROBERT M. BASS (3)

(1)   A  Power of Attorney authorizing W.R. Cotham, et al., to act on behalf  of
the  Anne T. and Robert M. Bass Foundation previously has been filed with    the
Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.


                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.